AiViva Holding Limited



ANNUAL REPORT

151 Kalmus Drive

Costa Mesa, CA 92626

(949) 662-1949

www.aiviva.com

This Annual Report is dated April 27, 2023.

BUSINESS

AiViva Holding Limited ("AiViva" or the "Company") is a clinical-stage biotech company incorporated under the laws of the state of Delaware on February 18, 2020. The Company is to bring to market and patients new drug products that will address significant unmet needs in diseases with large market potential. The Company's business model is based on a solid and diverse portfolio with strong intellectual property protection, precise and cost-efficient execution, and a wide array of exit options.

The Company uses a multiple-shots-on-goal (MSOG) approach to quickly generate positive clinical trial results in patients and thereby increase the chances of success of AiViva's projects. It focuses initially on retinal diseases, nonmelanoma skin cancer, and solid tumors. AiViva has built and positioned its pipeline for the global market. It's led by a team of seasoned industry experts with a proven track record in drug development and product commercialization.

AiViva's novel drug products are being developed using its proprietary technologies and innovative approach of focal drug delivery in specialty therapeutic areas of dermatology, ophthalmology, oncology, and urology. Its lead products (AIV001 and AIV007) are designed for treatment at the location of the disease, with clear benefits including good therapeutic results, low treatment burden (e.g., a reduced number of injections and office visits), and minimal side effects on the body. For example, in ophthalmology, AiViva's AIV007 targets retinal disorders such as wet age-related macular degeneration to preserve and enhance patients' vision. AIV001 is being developed to clear non-melanoma skin cancer, specifically basal and squamous cell skin cancers.

Corporate Structure & IP Ownership

AiViva Holding Limited owns 100% of AiViva Biopharma Inc., which performs all research and development and owns the intellectual property. AiViva Biopharma Inc. has been granted over 29 international Invention patents by the United States, Europe, China, Japan, Australia, Korea, and Taiwan.
AiViva has another 30 or so patent applications under various stages of review and approval. In addition, AiViva Biopharma Inc. owns other intellectual property including trademarks and trade secrets.

Corporate Entity History

The Company was originally founded as AiViva Holding Limited on December 6, 2015, as a corporation under the laws of the Cayman Islands. On February 18, 2020, it domesticated and incorporated as a c-corporation under the laws of the State of Delaware. All assets and liabilities from pre-domestication corporate and business activities were retained and business operations continued post-domestication without interruption.

On March 15, 2022, the Company effected a one-for-five reverse stock split.

Previous Offerings

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $16,300,000.00

Number of Securities Sold: 8,213,822

Use of proceeds: To support AiViva's ongoing clinical trials. Research and development of its JEL technology, preclinical development, patent applications, general operations. Post stock split, with partial shares paid out in cash.

Date: January 20, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $5,000,000.00

Number of Securities Sold: 11,998,000

Use of proceeds: Research and Development. Post stock split

Date: November 01, 2015

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,278,340.00

Number of Securities Sold: 1,147,776

Use of proceeds: The money will be used to continue ongoing operations at AiViva, and support our ongoing clinical trials. Post stock split, with partial shares paid out in cash.

Date: January 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,037,715.00

Number of Securities Sold: 1,026,556

Use of proceeds: Research and development of our JEL technology, support our clinical trials,

and general operations. Post stock split with partial shares were

paid out

Date: March 4, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $5,000,000.00

Number of Securities Sold: 2,518,891

Use of proceeds: R&D and to continue operations

Date: June 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: StartEngine CrowdFunding Common Share
Type of security sold: Equity
Final amount sold: $996,530
Number of Securities Sold: 602,900
Use of proceeds: R&D and to continue operations
Date: April 1, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: StartEngine Common Share as commission
Type of security sold: Equity
Final amount sold: $18,386
Number of Securities Sold: 9193
Date: April 1, 2023

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue:

Revenue for fiscal year 2022 decreased to zero, compared to fiscal year 2021 revenue of $17,000. Revenue in 2021 was generated from a research agreement between a biopharmaceutical company to collaborate with AiViva using AiViva's proprietary JEL™ technology to design a fit-for-injection formulation for intravitreal (IVT) injection for certain ocular diseases. AiViva will continue to look for new sources of revenue in the future and cannot predict when it will be able to generate revenue in the year 2023 and beyond.
Given the company's short operating history, the company cannot reliably estimate how much revenue it will receive in the future, if any.

Operations may continue throughout clinical development without being revenue generating. The company will raise the necessary funds from various sources to push our clinical trials to the next stage of development and become marketable to partners and/or license out our technology. We will need roughly $5-$20 million for operations per year to bring our clinical trials to the next stage of development. There is no guarantee that our products will be successful in our clinical trials.

Cost of Goods Sold:

The cost of goods sold in 2021 and 2022 was zero.

Gross Margins:

There was no gross margins in 2022.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, research and development, general and administrative, accounting fees, fees for professional services, and patents. Total Expenses in 2022 decreased by $225,150 from 2021. Approximately 50 percent of this decrease was due to the termination of an ophthalmology trial. The Company had 10 employees in 2022, 9 in research and development, and 1 in general and administrative. The company has been able to maintain approximately 79 percent and 83 percent of its total expenses for research and development during 2022 and 2021, respectively.

Historical results and cash flows:

We historically have raised an aggregate of about $31.1million in capital from various angel investors and venture capital firms, and a Crowdfunding campaign from the founding of the company through 12/31/2022. We will continue to look for different sources of funding to continue its operations and bring our clinical trials to the next stage of development. We raised approximately $9.8 million in 2022. Available cash was $4,452,621 and marketable securities were $5,638,895, as of December 31st, 2022. There is no guarantee that the company will receive any investments from investors in the future.

The major expenses of the company will consist of but not be limited to payroll, third-party service providers such as clinical research organizations (CRO), formulation and manufacturing of our implant and JEL™ supplies, pre-clinical testing and, marketing support associated with our crowdfunding efforts, patient fees, and FDA filing fees.

We expect for the year 2023 to require approximately $6 million to maintain our operations. As our studies continue to enter the next phase of clinical trials, we will expect to increase our total expenses because of the cost associated with starting new clinical trials, contracting clinical research organizations (CRO) and hiring new service providers.

We expect the company will experience a decrease in G&A expense during 2023 from prior year due to the completion of the crowdfunding campaign. We expect 2023 total expenses to be approximately $6,000,000.

Liquidity and Capital Resources

On December 31, 2022, the Company had cash of $4,452,621.00 and marketable securities of $5,638,895.

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Diane Tang-Liu

Diane Tang-Liu 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, and Director

Dates of Service: November, 2015 - Present

Responsibilities: Managing a company's overall operations - Salary: $1/year / 100,000.00 ISO per year / (40-50 hours per week). Initial restricted stock grant of 400,000 common shares.

Other business experience in the past three years:

Employer: University of California, San Francisco

Title: Full Adjunct Professor

Dates of Service: January, 2013 - June, 2021

Responsibilities: Department of Bioengineering and Therapeutic Sciences

Other business experience in the past three years:

Employer: University of Southern California

Title: Full Adjunct Professor

Dates of Service: July, 1987 - Present

Responsibilities: Department of Pharmacology and Pharmaceutical Sciences & Department of Regulatory and Quality Sciences

Other business experience in the past three years:

Employer: DTL BioPharma Consulting, Inc

Title: CEO & President

Dates of Service: September, 2012 - Present

Responsibilities: Provides strategic advice, operational expertise, and consulting services to biotechnology and pharmaceutical companies / (1-5 hours per month)

Name: Jinn Wu

Jinn Wu's current primary role is with Athenex (ATNX). Jinn Wu currently services: Retired, spending about 1 hour per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, Secretary, and Board Officer at AiViva Biopharma Inc.

Dates of Service: November, 2015 - Present

Responsibilities: Functions as the Board Chair, Secretary, and Board of Directors - No salary, (0 hours per week)

Other business experience in the past three years:

Employer: Athenex (ATNX)

Title: Board Member

Dates of Service: May, 2006 - Present

Responsibilities: Function as a member of the Board, (0 hours per week)

Name: Larry Hsu

Larry Hsu's current primary role is with LifeMax Laboratories Inc. Larry Hsu currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Director

Dates of Service: November, 2015 - Present

Responsibilities: Functions as a member of the Board - No salary / (0 hours per week)

Other business experience in the past three years:

Employer: LifeMax Laboratories Inc.

Title: Chairman & CEO

Dates of Service: January, 2014 - Present

Responsibilities: Serve as Chairman of the Board and also as CEO managing the company / (40 hours per week)

Other business experience in the past three years:

Employer: AmMax Bio

Title: Chairman & CEO

Dates of Service: March, 2020 - Present

Responsibilities: Serve as Chairman of the Board and also as CEO managing the company / (40 hours per week)

Name: Johnson Lau

Johnson Lau's current primary role is with Athenex (ATNX). Johnson Lau currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Director

Dates of Service: November, 2015 - Present

Responsibilities: Function as a member of the Board - No salary / (0 hours per week)

Other business experience in the past three years:

Employer: Athenex (ATNX)

Title: Chairman & CEO

Dates of Service: January, 2003 - Present

Responsibilities: Serve as Chairman of the Board and also as CEO managing the company (40-50 Hours per Week)

Other business experience in the past three years:

Employer: Avalon Biomedical Management

Title: Member of the Board

Dates of Service: January, 2012 - Present

Responsibilities: Served as a member of the Board

Name: Darlene Deecher

Darlene Deecher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President Clinical Development

Dates of Service: September, 2019 - Present

Responsibilities: Lead, coordinate and manage clinical development strategies and activities associated with Dermatology, Oncology & Ophthalmology pipeline assets for commercialization. Compensation for 2022- $250,000 USD / Incentive stock options - 44,000/ (40-50 hours per week)

Other business experience in the past three years:

Employer: Covance

Title: Executive Director Clinical Development Strategy & Planning

Dates of Service: November, 2013 - October, 2018

Responsibilities: Lead and manage clinical operations, strategy, planning & design of phase II-IV interventional clinical trials.

Name: Hannah Hershoff

Hannah Hershoff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: September, 2022 - Present

Responsibilities: In charge of all clinical operations and clinical trials. $250,000 USD per year (270,000 ISO, vesting period 4 years)

Other business experience in the past three years:

Employer: Longwood Pharmaceuticals

Title: Chief Medical Officer

Dates of Service: August, 2021 - September, 2022

Responsibilities: A key member of the Executive Team, Directing clinical development strategies and plans, Identifying key therapeutic indications. No currently at this company.

Other business experience in the past three years:

Employer: Longwood Pharmaceuticals

Title: Senior Consultant, CMO

Dates of Service: May, 2021 - August, 2021

Responsibilities: Contractor work on clinical trials and development

Other business experience in the past three years:

Employer: Myadvice Consulting Group

Title: Co-owner, President

Dates of Service: October, 2012 - May, 2021

Responsibilities: Specialties: Ophthalmology, angiogenesis, inflammation, immunology, organ transplantation, in vivo pharmacology, PK/PD and phase 1, phase 2 clinical trials, Phase 3 clinical trial design, regulatory submission, novel target strategy.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TCL 2015 LLC managed by Diane Tang-Liu (0.1% owned by DTL2015, 99.9% owned by LDF Trust. The former is owned by Diane Tang-Liu, CEO. The latter is owned by Tiffany Liu)

Amount and nature of Beneficial ownership: 7,078,920

Title of class: Series A/A1 Preferred Stock

Stockholder Name: TCL 2015 LLC managed by Diane Tang-Liu (0.1% owned by DTL2015, 99.9% owned by LDF Trust. The former is owned by Diane Tang-Liu, CEO. The latter is owned by Tiffany Liu)

Amount and nature of Beneficial ownership: 866,661
Percent of Total: 27.57

RELATED PARTY TRANSACTIONS

AiViva has not conducted any related party transactions during this period.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Preferred Stock (Undesignated).

Common Stock

As of December 31, 2022, the Company authorized 50,000,000 shares of Common Stock and 12,853,068 shares outstanding, of which 500 shares were issued upon the exercise of options granted under the Company's Equity Incentive Plan and 400,000 shares are fully vested Common Stock issued to the Company's Chief Executive Officer.

Voting Rights

Each share of Common Stock is entitled to one vote.

As of December 31, 2022, the Company has reserved up to 3,300,000 shares of Common Stock for its employees, directors and consultants under the Company's Equity Incentive Plan.The Company does not have any currently outstanding warrants, convertible securities, or SAFE agreements. The Company issued 602,900 shares of Common Stock in the 2022 Regulation Crowdfunding Campaign, 602,325 shares were outstanding as of December 31, 2022

Voting Rights of Securities Sold in the 2022 CrowdFunding Offering Campaign

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 8,213,822 with a total of 8,213,822 outstanding.

Voting Rights

Voting rights: Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis. As of December 31, 2022, the holders of Series A/A1 Preferred Shares, have a liquidation preference in the aggregate amount of $25,620,490.

Conversion Rights. The holders of the Series A Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,693,226 outstanding.

Voting Rights

Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A/A1 Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A/A1 Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis. As of December 31, 2022, the holders of Series A/A1 Preferred Shares, have a liquidation preference in the aggregate amount of $25,620,490.

Conversion Rights. The holders of the Series A/A1 Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A/A1 Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A/A1 Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Preferred Stock (Undesignated)

The Board of Directors will have the power to designate additional Series A preferred stock and additional series of the Corporation's stock.
 Voting Rights

There are no voting rights associated with Preferred Stock (Undesignated).

Material Rights

These Undesignated Preferred Stock shares have not been issued by the Company and the associated rights, privileges, and preferences have not been designated.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions On Transfer

The common stock sold in the 2022 Regulation CF offering may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2023.

AiViva Holding Limited

By /s/ Diane Tang-Liu

Name: AiViva Holding Limited

Title: CEO & President

Exhibit A

FINANCIAL STATEMENTS

Consolidated Financial Statements, Supplementary Information, and Independent Auditors' Report

AIVIVA HOLDING LIMITED

As of December 31, 2022 and 2021 and for each of the Years Then Ended

AIVIVA HOLDING LIMITED

Table of Contents



THE VALUE OF EXPERIENCE

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AiViva Holding Limited

Opinion

We have audited the accompanying consolidated financial statements of AiViva Holding Limited (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

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INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Supplementary Information

Our audit was conducted for the purposes of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information - US GAAP to IFRS Reconciliation - is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

HASKELL & WHITE LLP

Irvine, California
March 17, 2023

AIVIVA HOLDING LIMITED

Consolidated Balance Sheets
As of December 31, 2022 and 2021

	2022	2021
Assets		
Current assets		
Cash and cash equivalents	$ 4,452,621	$ 3,601,734
Marketable securities (Note 3)	5,638,895	-
Common stock subscription and interest income receivable	369,409	-
Prepaid expenses and deposits	182,873	586,034
Other assets (Note 8)	50,000	50,000
Total current assets	10,693,798	4,237,768
Non-current assets		
Prepaid expenses and deposits	125,874	138,490
Other assets (Note 8)	73,067	120,965
Right-of-use asset	3,986	77,598
Office furniture, equipment and software, net	9,287	8,770
Total assets	$ 10,906,012	$ 4,583,591
Current liabilities		
Accounts payable and accrued expenses	$ 710,607	$ 389,020
Operating lease liability, current portion (Note 6)	3,986	48,031
Total current liabilities	714,593	437,051
Operating lease liability, non-current portion (Note 6)	-	23,892
Total liabilities	714,593	460,943
Commitments and contingentcies (Note 6)		
Stockholders' equity (Notes 5 and 6)		
Series A-1 preferred shares, $0.01 par value; 7,000,000 and 0 shares authorized; 4,693,227 and 0 shares issued and outstanding in 2022 and 2021, respectively	46,932	-
Series A preferred shares, $0.01 par value; 8,213,822 and 15,051,437 shares authorized; 8,213,831 shares issued and outstanding in 2022 and 2021, respectively	410,692	410,692
Common stock, $0.01 par value; 50,000,000 and 32,000,000 shares authorized; 12,853,068 and 12,298,500 shares issued and outstanding in 2022 and 2021, respectively	620,449	614,903
Additional paid-in capital	30,499,169	20,510,563
Common stock subscribed (Note 5)	279,458	-
Accumulated deficit	(21,676,479)	(17,413,510)
Accumulated other comprehensive income	11,198	-
Total stockholders' equity	10,191,419	4,122,648
Total liabilities and stockholders' equity	$ 10,906,012	$ 4,583,591

See accompanying notes to consolidated financial statements and Independent Auditors' Report.

AIVIVA HOLDING LIMITED

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues	$ -	$ 17,000
Costs and expenses		
Research and development	**3,458,505**	3,420,332
General and administrative	**910,939**	723,962
Total costs and expenses	**4,369,444**	4,144,294
Loss from operations	**(4,369,444)**	(4,127,294)
Other income (Note 7)	**1,085**	155,019
Interest income	**105,390**	11,403
Net loss	**(4,262,969)**	(3,960,872)
Other items of comprehensive income:		
Unrealized gain on available-for-sale securities	**11,198**	-
Comprehensive loss	**$ (4,251,771)**	$ (3,960,872)

See accompanying notes to consolidated financial statements and Independent Auditors' Report.

AIVIVA HOLDING LIMITED

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2022 and 2021

	Series A-1 Preferred Shares		Series A Preferred Shares		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, December 31, 2020	-	$ -	8,213,831	$ 410,692	12,198,000	$ 609,900	$ 20,423,965	$ -	$ (13,452,638)	$ -	$ 7,991,919
Excercises of stock options (Note 5)	-	-	-	-	500	3	297	-	-	-	300
Shares vested as compensation (Note 5)	-	-	-	-	100,000	5,000	55,000	-	-	-	60,000
Share-based compensation (Note 5)	-	-	-	-	-	-	31,301	-	-	-	31,301
Net loss for the year ended December 31, 2021	-	-	-	-	-	-	-	-	(3,960,872)	-	(3,960,872)
Balance, December 31, 2021	-	-	8,213,831	410,692	12,298,500	614,903	20,510,563	-	(17,413,510)	-	4,122,648
Common Stock issued, net of issuance costs (Note 5)	-	-	-	-	454,568	4,546	439,006	-	-	-	443,552
Common Stock purchased but not issued	-	-	-	-	-	-	-	279,458	-	-	279,458
Issuance of Series A-1 Preferred Stock	4,693,227	46,932	-	-	-	-	9,269,123	-	-	-	9,316,055
Shares vested as compensation (Note 5)	-	-	-	-	100,000	1,000	59,000	-	-	-	60,000
Share-based compensation (Note 5)	-	-	-	-	-	-	221,477	-	-	-	221,477
Other comprehensive income	-	-	-	-	-	-	-	-	-	11,198	11,198
Net loss for the year ended December 31, 2022	-	-	-	-	-	-	-	-	(4,262,969)	-	(4,262,969)
Balance, December 31, 2022	4,693,227	$ 46,932	8,213,831	$ 410,692	12,853,068	$ 620,449	$ 30,499,169	$ 279,458	$ (21,676,479)	$ 11,198	$ 10,191,419

See accompanying notes to consolidated financial statements and Independent Auditors' Report.

6

AIVIVA HOLDING LIMITED

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ **(4,262,969)**	$ (3,960,872)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Write-off of deposit	**136,000**	-
Share-based compensation	**281,477**	91,601
Depreciation expense	**5,070**	4,465
Unrealized gain on available-for-sale investments	**11,198**	-
Amortization of right-of-use asset	**73,887**	52,317
Change in:		
Common stock subscription and interest income receivable	**(89,951)**	-
Prepaid expenses and deposits	**279,502**	(76,383)
Other assets	**47,898**	37,609
Accounts payable and accrued expenses	**321,587**	(191,631)
Deferred revenue	**-**	(17,000)
Cash paid for operating lease liability	**(67,937)**	(57,992)
Net cash used in operating activities	**(3,264,238)**	(4,117,886)
Cash flows from investing activities:		
Purchase of equipment	**(5,587)**	-
(Purchases) maturities of investments	**(5,638,895)**	2,300,000
Net cash (used in) provided by investing activities	**(5,644,482)**	2,300,000
Cash flows from financing activities:		
Proceeds from issuance of common stock	**716,072**	-
Proceeds from issuance of preferred stock	**9,316,055**	-
Issuance costs	**(272,520)**	-
Net cash provided by financing activities	**9,759,607**	-
Net change in cash and cash equivalents	**850,887**	(1,817,886)
Cash and cash equivalents at beginning of year	**3,601,734**	5,419,620
Cash and equivalents at end of year	$ **4,452,621**	$ 3,601,734
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ **5,867**	$ 4,070
Common stock subscribed	$ **279,458**	$ -
Bonus shares issued as a commission to the transfer agent	$ **24,512**	$ -

See accompanying notes to consolidated financial statements and Independent Auditors' Report.

AIVIVA HOLDING LIMITED

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

1.   **Business and Liquidity**

Business

AiViva Holding Limited was formed as a Cayman Islands company in November 2015. In 2020, AiViva Holding Limited filed a certificate of domestication and a certificate of incorporation with the State of Delaware in the United States. As a result, AiViva Holding Limited has formally dissolved and ceased its corporate existence under Cayman Island law. For United States federal income tax purposes, management believes that this reorganization qualifies as a tax-free reorganization. Its wholly-owned subsidiary, AiViva BioPharma, Inc., was formed concurrently pursuant to the laws of the State of Delaware in the United States. Together, these two entities are referred to herein as the "Company." The Company's business domain is biotechnology and/or pharmaceutical product research and development and its charter is to develop drug products with the potential to transform treatment paradigms or significantly reduce the treatment burden for patients and physicians. The Company's approach leverages its proprietary JEL^{TM} and implant technologies to prolong the therapeutics effects of drugs and to enhance their benefit-risk profiles. The Company also has a diverse pipeline of multiple novel drug candidates in development in the areas of dermatology, ophthalmology, oncology, urology with the potential to expand to other areas of interest.

Reverse Stock Split

On February 24, 2022, the Company's Board of Directors approved a 1-for-5 reverse stock split. Any fractional shares that resulted were exchanged for cash paid by the Company. The reverse stock split affected all shareholders of the Company proportionately.

All share amounts in the accompanying consolidated financial statements have been adjusted retroactively to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Liquidity and Management's Plans

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2022, the Company had cash and liquid marketable securities of $10,091,516. The Company has also incurred losses and negative cash flows since inception, and significant losses are anticipated in future periods. Based on the cash and securities on hand as of December 31, 2022, the Company anticipates having sufficient cash to fund planned operations through at least the next twelve months. However, the

1. **Business and Liquidity (continued)**

Going Concern, Liquidity and Management's Plans (continued)

acceleration or reduction of cash outflows by Company management can significantly impact the timing for the need to raise additional capital to complete development of its products. To continue development, the Company will need to raise additional capital through equity or debt financings. Although historically the Company has been successful at raising capital, including raising net proceeds of $9,759,607 during 2022, additional capital may not be available on terms favorable to the Company, if at all, and the Company does not know if any future offerings will be successful. Accordingly, no assurances can be given that Company management will succeed in these endeavors. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AiViva Holding Limited and its wholly-owned subsidiary, AiViva BioPharma, Inc.

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles, as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include accruals for certain research and development contracts and the estimated fair value of the Company's common stock and common stock options. Actual results could differ from those estimates.

2.   **Significant Accounting Policies (continued)**

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained at two financial institutions. Amounts on deposit with these financial institutions may, from time to time, exceed insured limits. As of December 31, 2022, the Company did not maintain significant cash balances in foreign countries.

Marketable Securities

The Company's marketable securities include U.S. treasury bonds that are classified as available-for-sale securities pursuant to ASC 320 "Investments – Debt Securities". These investments are recorded at fair value with unrealized gains and losses recorded in Accumulated Other Comprehensive Income (Loss) ("AOCI") as a separate component of stockholders' equity.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

2.   **Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Inputs that are unobservable.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company's financial instruments, including cash and cash equivalents and accounts payable approximate their fair values due to their relatively short maturities. Fair value disclosures with respect to the Company's marketable securities are provided in Note 3.

Office Furniture, Equipment and Software

Office furniture, equipment and software are stated at cost less accumulated depreciation and are depreciated on a straight line basis over their estimated useful lives of three to five years. Upon retirement or sale, the cost and related accumulated depreciation is removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets during the years ended December 31, 2022 and 2021.

2.   **Significant Accounting Policies (continued)**

Revenue Recognition

In general, revenue is recognized when control of goods and services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The Company recognizes revenue when control is transferred to the customer. The Company determines revenue recognition through the following steps:

    (1) identification of the contract with a customer;
    (2) identification of the performance obligations in the contract;
    (3) determination of the transaction price;
    (4) allocation of the transaction price to the performance obligations; and
    (5) recognition of revenue when, or as, a performance obligation is satisfied.

When the consideration in a contract includes a variable amount, the amount of consideration to which the Company will be entitled in exchange for transferring the consideration to the customer is estimated. Any variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration may include customer returns, rebates, and other similar obligations.

Patent-related Expenditures

Expenditures related to patent research and applications, which are primarily comprised of legal fees, are expensed as incurred.

Research and Development Expenses

Research and development costs, which include pre-clinical, clinical, and regulatory expenses, are expensed when incurred. Major components of these expenses include personnel costs, pre-clinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. At each financial reporting date, the Company accrues the estimated cost of clinical study activities performed by third-party clinical sites with whom the Company has agreements that provide for fees based upon the quantities of subjects enrolled and the clinical evaluation visits that occur over the life of the study. These estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and

2.   **Significant Accounting Policies (continued)**

Research and Development Expenses (continued)

circumstances known to the Company at each financial reporting date. If the actual performance of activities varies from the assumptions used in the estimates, the accruals are adjusted accordingly. At times, prepayments and deposits are required at the onset of the arrangements and are offset either periodically against actual costs incurred or are applied upon completion of a project or study. Such payments are capitalized and reconciled at the end of each reporting period. There have been no material adjustments to the Company's prior period accrued estimates for clinical trial activities through December 31, 2022.

Risks and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of the product, competition from substitute products and larger companies, results of clinical trials, protection of proprietary technologies, strategic relationships and dependence on key individuals.

Products developed by the Company require approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company's future products will receive the necessary approvals. If the Company is denied approval or approval is delayed, it could have a material adverse impact on the Company's operations.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income.

The Company's net deferred tax assets at December 31, 2022 and 2021 consist principally of net operating losses. The Company provided a 100% valuation allowance for the tax effect of these net operating losses, and as a result, no benefit for income taxes has been provided in the accompanying consolidated statements of operations and comprehensive loss. The Company provided the valuation allowance since management could not determine that it was probable that the benefits of the deferred tax assets would be recovered.

2.   **Significant Accounting Policies (continued)**

Share-based Compensation

Share-based awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Share-based compensation is recognized on a straight-line basis over the award vesting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company chose to early-adopt ASU 2016-02 on January 1, 2021. Upon adoption, using an incremental borrowing rate of 1.55%, the Company recorded a balance sheet gross-up of $128,328 for a right-of-use asset and a corresponding lease liability. See Note 6 for more information about the Company's leases.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes" ("ASU 2019-12"), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after December 31, 2021. Adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

3.   **Marketable Securities**

The Company's marketable securities include U.S. treasury bonds with maturities of less than one year and greater than 90 days. These investments are classified as available-for-sale and are recorded at fair value with unrealized gains and losses recorded in AOCI. These investments are categorized as Level 2. As of December 31, 2022, the fair value of the marketable securities was $5,638,895. The unrealized gain for the year ended December 31, 2022 amounted to $11,198.

Notes to Consolidated Financial Statements (continued)
December 31, 2022 and 2021

4.   **Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses consisted of the following at December 31:

	2022	2021
Accounts payable	$ 645,414	$ 341,739
Accrued expenses	14,305	10,485
Accrued vacation	50,888	36,796
	$ 710,607	$ 389,020

5.   **Stockholders' Equity**

Common Stock

As of December 31, 2022 and 2021, the Company authorized 50,000,000 and 32,000,000, respectively, shares of common stock with a par value of $0.01 per share.

In 2016, the Company entered into Shareholders Agreements whereby an aggregate amount of 11,998 shares of common stock were sold and issued to the Company's founders at purchase prices ranging from $0.01 to $0.10 per share for an aggregate purchase price of $5,000,000 in cash. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement.

In December 2019, the Company granted its Chief Executive Officer 500,000 shares of common stock that vest 25% upon issuance and then an additional 25% on each of the next three anniversary dates of the grant. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement. The Company recorded compensation expense of $60,000 during both 2022 and 2021 related to this grant. The Company's Chief Executive Officer may earn an additional 500,000 shares of common stock upon completion of a "liquidity event" as defined in the related employment agreement.

During the year ended December 31, 2022, the Company raised aggregate proceeds of $443,552, net of issuance costs of $297,032 through a Regulation Crowdfunding Offering (the "Offering"). The Company issued 454,568 shares of common stock at $2.00 per share, including 84,276 shares of common stock issued as bonus shares pursuant to the Offering and 12,256 shares as a commission to the transfer agent. An additional 160,013 shares of common stock (including 20,284 of bonus shares) were subscribed as of December 31, 2022, but the shares were not issued as of December 31, 2022, nor had the Company received the proceeds for such purchases. As such, the Company has recorded

Notes to Consolidated Financial Statements (continued)
December 31, 2022 and 2021

5.   **Stockholders' Equity (continued)**

Common Stock (continued)

a receivable for $265,114, net of issuance costs of $14,344, with a corresponding offset to common stock subscribed in the accompanying consolidated balance sheet. Such receivable was collected in full by the Company in 2023 and all subscribed shares were issued by the Company.

Preferred Shares

In September 2021, the Company approved an amendment to the Company's Certificate of Incorporation ("COI") to authorize the issuance of up to 47,200,000 total shares, consisting of 32,000,000 shares of common stock and up to 15,200,000 shares of Preferred Stock, of which 15,051,437 shares were designated Series A Preferred Stock. In June 2022, the Company approved an amendment to the Company's COI to authorize the issuance of up 75,000,000 total shares, consisting of 50,000,000 shares of common stock 25,000,000 shares of Preferred Stock, of which 8,213,822 shares are designated Series A Preferred Stock and 7,000,000 shares are designated Series A-1 Preferred Stock ("Series A-1"). Additionally, the Company's COI, as amended, provides for the seniority of the Series A-1 stockholders over the other Series A Preferred Stock and common stockholders for purposes of liquidation preferences.

Series A-1 Preferred Shares

In 2022, the Company entered into three separate Series A-1 Preferred Share Purchase Agreements (the "Series A-1 Agreements") which provide for the sale and issuance of the Company's Series A-1 preferred shares ("Series A-1") to investors. An aggregate amount of 4,693,227 of Series A-1 was sold during the year ended December 31, 2022 at a purchase price of $1.985 per share for an aggregate purchase price of $9,316,055.

The Series A-1 contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then-effective applicable conversion price. The initial conversion ratio for converting Series A-1 into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A-1 has voting rights equal to the rights of the amount of shares of common stock into which the Series A-1 shares are convertible.

5.   **Stockholders' Equity (continued)**

Preferred Shares (continued)

Series A Preferred Shares

In 2018, the Company entered into a Series A Preferred Share Purchase Agreement (the "Series A Agreement") which provides for the sale and issuance of the Company's Series A preferred shares ("Series A") to investors. Between October 2018 and January 2019, an aggregate amount of 8,213,831 of Series A were sold and issued at a purchase price of $1.985 per share for an aggregate purchase price of $16,300,000.

The Series A contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then-effective applicable conversion price. The initial conversion ratio for converting Series A into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A has voting rights equal to the rights of the amount of shares of common stock into which the Series A shares are convertible.

Liquidation Preferences

Upon any liquidation, whether voluntary or involuntary, distributions will follow the terms of the Company's certificate of incorporation.

In summary, if the distribution to be received for each common share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into common shares) is equal to or less than the original purchase price of Series A-1, then before any distribution or payment shall be made to the holders of any common shares or Series A, each holder of Series A-1 shall be entitled to receive an amount equal to the original purchase price. If the distribution is insufficient to pay the holders of Series A-1 their original purchase price, the holders of Series A-1 shall share ratably in the entire distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them. If the distribution is more than the original per share Series A and Series A-1 purchase price, then no Series A or Series A-1 holder shall be entitled to any liquidation preference and all shareholders shall participate in the distribution of such proceeds in proportion to their equity interest in the Company on an as converted basis.

Notes to Consolidated Financial Statements (continued)
December 31, 2022 and 2021

5.   **Stockholders' Equity (continued)**

Share-based Payments

The Company's Equity Incentive Plan (the "Plan") provides for the issuance of shares of the Company's common stock to employees, directors and consultants. The exercise price of options granted under the Plan is based on the fair value of the related shares on the grant date and no option shall have a term in excess of ten years from the option grant date. Options vest in various installments as outlined in the related stock option agreements, or as determined by the Plan administrator. The Company has reserved up to 3,300,000 shares of common stock for its employees, directors and consultants under the Plan.

The fair value of options granted during the years ended December 31, 2022 and 2021 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2022	2021
Expected volatility	93.5%	80.0%
Dividend yield	0%	0%
Risk free interest rates	1.67% to 3.87%	0.6% to 1.6%
Expected term	7.0 to 10.0 years	7.0 to 10.0 years

Expected volatility – Since the Company does not have sufficient share price history, the expected volatility is calculated based on the average volatility for a peer group in the industry in which the Company does business.

Dividend yield of zero – The Company has not, and does not, intend to pay, dividends.

Risk-free interest rates – The Company applies the risk-free interest rate based on the U.S. Treasury yield for the expected term of the option on the grant date.

Expected term - For employee options, the Company calculated the expected term as the average of the contractual term of the option and the vesting period. For non-employees, the Company estimated the expected term as the contractual term of the award.

5. **Stockholders' Equity (continued)**

Share-based Payments (continued)

A summary of option activity for the year ended December 31, 2022 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2021	326,600	$ 1.20
Granted	949,916	2.00
Balance, December 31, 2022	1,276,516	$ 1.77

A summary of option activity for the year ended December 31, 2021 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2020	318,500	$ 1.25
Forfeited	(85,500)	1.65
Granted	94,100	0.80
Exercised	(500)	0.60
Balance, December 31, 2021	326,600	$ 1.20

The following table summarizes information concerning outstanding and exercisable options at December 31, 2022:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2022	1,276,516	$ 1.77	8.96
Exercisable at December 31, 2022	224,091	$ 1.39	6.61

As of December 31, 2022, total compensation cost related to nonvested options not yet recognized is $1,449,112, and the weighted average period over which this amount is expected to be recognized is four years. The weighted average grant date fair value of options granted during each of the years ended December 31, 2022 and 2021 is $1.64 and $0.55 per share, respectively.

6.   **Commitments and Contingencies**

Operating Leases

In January 2019, the Company entered into an operating lease for office space in Southern California which was extended on January 19, 2021, through February 1, 2022 at a monthly fee of $4,800 per month, and on December 17, 2021, was extended through February 1, 2023 at a monthly fee of $4,000.

In November 2022, the Company signed a new lease for office space in a new building. Such lease commenced on February 1, 2023 at a base rent of $5,489 for a term of 38 months.

In December 2019, the Company entered into a one-year sub-lease agreement for certain laboratory space at a monthly fee of $525. This agreement was extended on November 16, 2021 through November 30, 2022 at a total monthly fee of $1,900.

Rent expense totaled $58,475 and $37,525 for the years ended December 31, 2022 and December 31, 2021, respectively.

Contract with Customer

Effective October 22, 2019, the Company entered into a contract with a customer to provide formulation design, prototype dosage manufacturing and other defined services. In connection with this agreement, the Company received an upfront minimum, non-refundable payment of $170,000 of which $153,000 was recognized as revenue in 2020 and the remaining $17,000 was recognized as revenue in 2021.

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Management mitigates such potential risks by maintaining the Company's cash balances with entities that management believes possess high-credit quality.

7.   **Forgivable Loans**

In February 2021, the Company entered into a Paycheck Protection Program Term Note (the "Note") with a lender pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Company received total proceeds of $153,760, which management believes were used in accordance with the requirements of the CARES Act. The Company has applied to the lender for forgiveness of all amounts due pursuant to the Note, as management believes the proceeds were used for eligible payroll costs, rent obligations, and covered utility payments incurred during the "covered period" following disbursement of the Note.

Management has performed calculations for the Note's forgiveness according to the terms and conditions of the SBA's Loan Forgiveness Application and, based on such calculations, believed it was probable the Company would meet all the conditions of Note forgiveness. As such, the Company decided that the Notes would be accounted for as a government grant pursuant to International Accounting Standards 20, "Accounting for Government Grants and Disclosure of Government Assistance." Under this standard, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." In addition, government grants shall be recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). As a result, the Company recognized the government grant as other income during 2021, as the qualified expenses were incurred. The Company has been notified by the SBA that the proceeds from the Note, and related interest thereon, will not need to be repaid.

8.   **Income Taxes**

Management has established a full valuation allowance for the Company's net deferred tax assets due to the uncertainty that the deferred tax assets will be realized by the Company's ability to generate sufficient future taxable income.

The Tax Cuts and Jobs Act ("TCJA") requires taxpayers to capitalize and amortize research and experimental ("R&D") expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the year and resulted in the capitalization of R&D costs of approximately $3.5 million for income tax purposes. The Company will amortize these costs for income tax purposes over five years as the R&D was performed in the U.S.

8.   **Income Taxes (continued)**

At December 31, 2022 and 2021, the Company had approximately $18.6 million and $22.1 million, respectively, of net operating loss carryforwards for U.S. federal and state purposes available to offset future taxable income. If not used to offset future taxable income, the net operating losses prior to 2018 will begin to expire in 2035. In general, net operating loss carryforwards arising in tax years after January 1, 2018, are allowed to be carried forward indefinitely and are limited to 80% of taxable income.

Pursuant to U.S. Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carry forwards may also be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed a formal IRC Section 382/383 analysis regarding the limitation of net operating loss carry forwards. In addition, the Company does not expect this analysis to be completed within the next 12months, and with the full valuation allowance, the Company does not expect that the unrecognized tax benefits will change within the next 12 months.

The Company has not recognized any additional liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. Therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The U.S. Internal Revenue Service allows a qualified small business with qualifying research expenses to apply up to $250,000 of research credits against payroll tax liabilities provided that certain criteria are satisfied. The Company made the qualified small business election to utilize research tax credits as payroll tax credits. As a result, the Company utilized $47,898 of such credits in 2022 and has remaining credits reflected in other current assets and non-current other assets of $50,000 and $73,067, respectively, as of December 31, 2022.

9.   **Subsequent Events**

The Company has evaluated subsequent events through March 17, 2023, the date the consolidated financial statements were available to be issued.

Subsequent to December 31, 2022, the Company issued an additional 575 shares of common stock (including 75 of bonus shares) through the Offering, at $2.00 per share for $945, net of issuance costs of $55. These shares are not considered subscribed and are not recorded as issued and outstanding as of December 31, 2022.

SUPPLEMENTARY INFORMATION

AIVIVA HOLDING LIMITED
US GAAP to IFRS Reconciliation
As of and for the years ended December 31, 2022 and 2021

There are no material reconciling differences between the accompanying consolidated financial statements presented in conformity with US GAAP and International Financial Reporting Standards (IFRS).

See accompanying Independent Auditors' Report.

CERTIFICATION

I, Diane Tang-Liu, Principal Executive Officer of AiViva Holding Limited, hereby certify that the financial statements of AiViva Holding Limited included in this Report are true and complete in all material respects.

Diane Tang-Liu
CEO & President